Exhibit 23.2
CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
We hereby consent to the incorporation by reference in the Registration Statements on Form S-3 (No. 333-229482) and Form S-8 (Nos. 333-222758, 333-229975 and 333-237041) of VYNE Therapeutics Inc. of our report dated March 12, 2020, except for the effects of the reverse stock split discussed in Note 1, and except for the effects of the merger exchange ratio discussed in Note 3, and except for the effects of disclosing the reconciliation of income taxes at the U.S. federal statutory rate discussed in Note 14, as to which the date is March 4, 2021 relating to the financial statements, which appears in this Form 10-K.

/s/ Kesselman & Kesselman
Certified Public Accountants (lsr.)
A member firm of PricewaterhouseCoopers International Limited

Tel-Aviv, Israel
March 4, 2021